EXHIBIT 4.4

April 25, 2000

Jay Levin
1609 Lake View Ave.
Sylvan Lake, MI  48320

Dear Jay:

It is our pleasure to extend to you an offer of employment at Oxford Health Plans, Inc. (the "Corporation"), in the position of Executive Vice President, E-Commerce and Strategy. Your employment hire date (the "Effective Date") will be April 25, 2000, provided however, that the Corporation understands and agrees that you may take such time and actions between the Effective Date and June 9, 2000 as you may deem necessary to appropriately finalize your obligations to your current employer, PPOM, L.L.C. ("PPOM"). By way of example but not limitation, this may entail your spending 2-3 days per week during such period on behalf of PPOM and commuting between Michigan and the Corporation's Offices. Your starting salary will be at a gross amount (prior to necessary payroll deductions) of $31,250 per month, which you will receive in bi-weekly payments of $14,423.08. In this position you will primarily be working out of our New York City office, although you will also be required to regularly visit our Trumbull, Connecticut office.

As Executive Vice President, you shall render policy and other management services to the Corporation of the type customarily performed by persons serving in a similar capacity, subject to the powers by law vested in the Board and in the Corporation's stockholders. You shall report to the President and Chief Operating Officer, Charles Schneider, and shall perform such other related duties as the Chief Operating Officer may from time to time reasonably direct or request. You shall perform the duties and responsibilities of your position diligently and to the best of your ability, and in compliance with all applicable laws and the Corporation's Certificate of Incorporation and Bylaws, as they may be amended from time to time. It is assumed that you may be required to perform other reasonable senior level accountabilities than Executive
Vice President, E-Commerce and Strategy.

During your continued employment with the Corporation, you will be eligible for our benefits program in accordance with our policies. More specifically:

1. You will receive a guaranteed performance bonus for the year 2000, payable in 2001, in the amount of $375,000. Thereafter, you will be eligible for a discretionary performance bonus consistent with the terms and conditions of the Corporation's management incentive program, ranging from zero to 100% of your earned base salary as recommended by Chuck Schneider, and approved by the CEO and Compensation Committee of the Board of Directors (the "Committee"). Your bonuses will be paid at the same time as other eligible employees receive their annual corporate bonuses.


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2.   Subject to the approval of the Committee you will be granted an option to purchase 300,000 shares of the Corporation's common stock at a purchase price equal to the closing price of the Corporation's common stock on April 25, 2000. The shares of common stock underlying such options shall be separately registered with the Securities and Exchange Commission by and at the expense of the Corporation no later than July 25, 2000. Although the options will not be granted under the Corporation's 1991 Stock Option Plan (the "Plan"), the options will be governed by the terms and conditions of the Plan and the attached Stock Option Agreement. If during your employment with the Corporation, there is a change in control of the Corporation, then the Corporation shall cause each of your options granted under the Plan to immediately vest and become exercisable in full. Absent a Change in Control, this particular option grant will vest 121/2% per quarter and fully vest in two (2) years.

3. As a condition of your employment, you will be required to enter into the Corporation's standard Confidentiality, Non-Competition and Non-Solicitation Agreement. You will be expected to sign this Agreement by your first day of employment. The protections provided by such agreement are necessary to safeguard the Corporation's Confidential Information and other business interests.

4. Beginning on the Effective Date, you will be eligible for the Corporation's Health Coverage (Medical, Dental, Vision and Prescription Drug coverage), Life, AD&D, Disability Insurance and Tuition Reimbursement in accordance with plan requirements.

5. You will be eligible to participate in the Corporation's 401(k) savings plan in accordance with the plan requirements after your successful completion of six months of continuous employment with the Corporation.

6. The Corporation will provide you with a relocation package which consists of a total payment of $140,000 payable in the following installments:
     $35,000 upon hire date, $35,000 at September 2000, $35,000 at December 2000 and $35,000 at March 2001. This amount will be paid to you, net after taxes, and it may be used at your discretion for any expenses related to your move. Notwithstanding, anything contained in this Agreement that can be construed to the contrary, the afore-described monies shall be paid to you by the Corporation on the designated quarters regardless of whether or not you are still an employee of the Corporation.

7. Beginning on the Effective Date, you will be eligible to begin accumulating 23 select days (paid days off) per calendar year. These days may be taken after successful completion of 60 days of continuous employment with the Corporation.

8. In the event that your employment is terminated by the Corporation without cause (other than for retirement or disability) or terminated by you for good reason, then the Corporation shall pay you an amount equal to the sum of your base salary earned during the twelve month period immediately preceding your date of termination and the most recent annual bonus paid to you for the fiscal year immediately preceding your date of termination (provided that the total amount payable to you shall in no event be less than $750,000). Such amount shall be paid via salary continuation over 12 months and in conformity with the Corporation's normal payroll periods if you are in compliance with paragraphs 15 and 16.


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9.   In the event that your employment is terminated within 2 years following a change in control either by the Corporation without cause (other than for retirement or disability), or by you for good reason after a change in control, then the Corporation shall pay you, within 10 days following your date of termination, a lump sum cash amount equal to two (2) times the sum of your annual rate of base salary and two (2) times the most recent annual bonus paid to you for the fiscal year immediately preceding your date of termination (provided that the total amount payable to you shall in no event be less than $1,500,000). The Oxford Health Special Salary Continuation Plan does not apply to you. By way of example but not limitation, the severance payment set forth in this Section 9 may not be offset by any person for salary earned at a new employer.

10. Termination for cause shall mean termination because you (i) engage in the following conduct in connection with your employment with the Corporation: personal dishonesty, fraud, willful misconduct, breach of fiduciary duty involving personal profit, breach of a restrictive covenant against competition, disclosure of confidential information of the Corporation, intentional failure to perform stated duties after notice, (ii) willfully violate any law, rule, or regulation (other than traffic violations or similar offenses), which willful violation materially impacts the performance of your duties to the Corporation, or (iii) fail to substantially perform your duties for the Corporation or engage in any conduct which, in the opinion of the Corporation, is materially detrimental or injurious to the Corporation or its reputation.

11. If, as a result of your incapacity due to physical or mental illness, you shall have been absent from your duties hereunder for 180 days during any twelve (12) consecutive month period, and within fifteen (15) days after written notice of termination is given (which may occur before or after the end of such twelve (12) month period) shall not have returned to the performance of your duties hereunder on a regular full-time basis, the Corporation may terminate your employment hereunder for disability.

12. Termination by you for good reason after a change in control shall mean termination based on the occurrence without your express consent of any of the following: (i) a significant diminution by the Corporation of your duties and responsibilities, other than for cause or disability, (ii) a reduction in your base salary, (iii) any requirement of the Corporation that you be based anywhere more than thirty miles from the office where you are located at the time of the change in control, or (iv) any breach of this Agreement by the Corporation. In any event, you agree not to terminate your employment with the Corporation (other than for good reason following a change in control or for retirement) during the 90-day period following a change in control. For purposes of this Agreement, good reason shall not exist until after you have given the Corporation notice of the applicable event within 90 days of such event and which is not remedied within 30 days after receipt of written notice from you specifically delineating such claimed event and setting forth your intention to terminate employment if not remedied; provided that if the specified event cannot reasonably be remedied within such 30-day period and the Corporation commences reasonable steps within such 30-day period to remedy such event and diligently continues such steps thereafter until a remedy is effected, such event shall not constitute good reason.


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13.  Change in control, for the purposes of this Agreement shall have the same meaning ascribed thereto in the Plan, as amended from time to time and any successor thereto.

14. Your rights and obligations under this Agreement may not be transferred, assigned or encumbered by you in any manner, either voluntarily or involuntarily. In the event of your death, any payments then or thereafter due hereunder, and options vested, will be made to your estate.

15. The payments provided hereunder shall constitute the exclusive payments due you from, and the exclusive obligation of, the Corporation in the event of any termination of your employment, except for any benefits which may be due you in the normal course under any employee benefit plan of the Corporation (other than any severance pay plan) which provides benefits after termination of employment.

     The obligation to make the payments hereunder is conditioned upon your execution and delivery to the Corporation of a completed Settlement Agreement & General Release, in form as attached hereto, of any claims you may have as a result of your employment or termination of employment under any federal, state or local law, excluding (i) any claim for benefits which may be due you in normal course under any employee benefit plan of the Corporation (other than any severance pay plan) which provides benefits after termination of employment, and (ii) any claim or right under this agreement. The obligation to make the payments hereunder is further conditioned upon the terms set forth in paragraph 16 hereof.

16. You agree that any right to receive payments hereunder will cease if during your employment and the one-year period following your termination of employment you violate the terms of the Confidentiality, Non-Competition and Non-Solicitation Agreement.

17. In order for the Corporation to comply with government regulation pertaining to the Immigration Reform and Control Act of 1986, we require that you verify your identity and establish your right to work within the United States by providing documentation as described in the enclosed list entitled "Acceptable Identification." Please note that one form of ID from column A is sufficient, or one item each from column B and C. We will photocopy your identification and return the originals to you immediately. It is imperative that you provide us with this documentation on your first day of work; failure to do so will require us to delay your employment.

18. The Corporation shall reimburse travel, cell phone, and other expenses reasonable & necessarily incurred in connection with the Corporation's business. You will be reimbursed in accordance with the Corporation's travel & expense policy.

19. This offer and your subsequent employment are contingent upon successful results of a background check, which includes a pre-employment drug test and reference and criminal checks. Enclosed is a Quest Diagnostics drug screen form. Please bring this with you at the time of your testing. Please contact their Patient Service Center Locator at 800-225-7483 if there is not a Quest Diagnostics Lab conveniently located near you.


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20.  The employment relationship which exists between the Corporation and you is an employment-at-will relationship except for the provisions provided herein. Under this relationship, your employment with the Corporation is for two (2) years from the effective date, subject to the Corporation's right to terminate your employment at any time for any reason with or without cause and with or without notice, except as otherwise provided in this agreement.

21.  All payments hereunder are subject to applicable withholding taxes.

22. Any dispute or controversy under this Agreement shall be settled exclusively by arbitration in Trumbull, Connecticut by three (3) arbitrators in accordance with the rules of the American Arbitration Association then in effect. Judgement may be entered on the arbitration award in any court having jurisdiction. The Corporation shall bear all costs and expenses arising in connection with arbitration proceedings pursuant to this section.

23. This Agreement, the Settlement Agreement & General Release, the Oxford Health Plans Inc. Stock Option Agreement, and the Confidentiality, Non-Competition and Non-Solicitation Agreement attached hereto and forming a part of this Agreement set forth the entire understanding with respect to the subject matter hereof and supersedes all prior agreements, written or oral or express or implied, between you and the Corporation as to such subject matter. This Agreement may not be amended, nor may any provision hereof be modified or waived, except by an instrument in writing duly signed by you and the Corporation.

24. If any provision of this Agreement, or any application thereof to any circumstances, is invalid, in whole or in part, such provision or application shall to that extent be severable and shall not affect other provisions or applications of this Agreement.

25. The terms of this Agreement shall be governed by the laws of the state of Connecticut without regard to its conflicts of law principles.

Please indicate your agreement by signing below and retain one copy for your records.

  /s/ JAY LEVIN                                  4/25/00
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Jay Levin                                         Date

Sincerely,

/s/ NILS LOMMERIN

Nils Lommerin
EVP Operations & Corporate Services

Attachments


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